July 18, 2016

Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

Securities and Exchange Commission

Washington, D.C.  20549

RE:         Plug Power Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed March 15, 2016

Form 8-K filed May 10, 2016

File No. 1-34392

Dear Mr. Kuhar:

This letter is submitted on behalf of Plug Power Inc. (the “Company”, “us”, or “our”) in response to the comments of the Staff of the Division of Corporation Finance (“Staff”) of the Securities and Exchange Commission (“Commission”) as set forth in your letter to the Company dated July 1, 2016.  For your convenience, the Staff’s comments and the responses thereto are set forth sequentially below.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page F-10

1.                                We note the disclosure on pages F-11 and F-12 that under your power purchase agreements revenue can be recognized under a sale-leaseback agreement or under an agreement in which you hold the equipment as leased assets under capital leases.  Please explain to us the significant terms of each different type of power purchase agreement and tell us how you account for and present each type of arrangement within your consolidated financial statements.  Explain to us how your accounting is consistent with the guidance in ASC 840.

Company Response:

The Company enters into power purchase agreements (PPA) with certain customers, whereby the Company agrees to provide the customer with power for their forklift trucks using fuel cells manufactured by the Company.  This type of arrangement includes the provision of fuel cell units, hydrogen infrastructure, and service to the customer for a period of time, which has typically been six years.  The customer agrees to make a monthly PPA payment for this power arrangement.  The monthly PPA payment is recognized as PPA revenue on a straight-line basis in the Company’s consolidated statement of operations over the term of the PPA.

In conjunction with entering into a PPA with a customer, the Company enters into sale-leaseback transactions with third party financial institutions, whereby the fuel cells, hydrogen infrastructure, and service are sold to the third party financial institution and leased back to the Company through an operating lease.  All PPA’s entered into through December 31, 2015 had a corresponding sale-leaseback transaction with a third party financial institution; none of the PPA’s we entered into through December 31, 2015 were associated with capital leases.  The Company uses the leased-back assets to provide power to its customers under the PPA’s.

The sale-leaseback transactions contain the following two components:

Sale — Each sale-leaseback transaction is evaluated under the applicable revenue and leasing standards (ie. ASC 605 for revenue and ACS 840 for leasing).  It was determined that the equipment subject to the sale-leaseback is not integral equipment as defined in ASC 840.  As such, the Company accounted for the equipment subject to the sale leaseback as leased equipment.   At the time of the sale-leaseback with the third party financial institution, revenue is allocated to fuel cells, hydrogen infrastructure and service in accordance with ASC 605-25.   Also at the time of the sale-leaseback with the third party financial institution, the fuel cells and hydrogen infrastructure assets are derecognized from the Company’s consolidated balance sheet, revenue is recognized as revenue from the sales of fuel cell systems and related infrastructure, and profit on the sale of the fuel cells and hydrogen infrastructure, if any, is deferred (reported as part of current or long-term deferred revenue on the Company’s consolidated balance sheet) and recognized over the term of the lease, as required by ASC 840-40-25-3.   The service revenue is recognized over the term of the lease agreement, as services are provided, as revenue from services performed on fuel cell systems and related infrastructure on the Company’s consolidated statement of operations.   The third party financial institution either pays for the service up front (in which case the Company recognizes a finance obligation on its consolidated balance sheet in accordance with ASC 470-10-25-2), or the third party financial institution pays for the service over the term of the lease.  In either case, the service revenue is recognized as services are performed over the term of the PPA.

Leaseback - The leaseback of the assets associated with the sale-leaseback transactions entered into prior to December 31, 2015 were individually analyzed and it was determined that each qualified for operating lease treatment under ASC 840-10-25-1.  As lessee, the Company makes a monthly lease payment to the third party financial institution, and this payment is recognized as cost of revenue associated with PPA’s in the Company’s consolidated statement of operations.

During the second quarter of 2016, the Company began to finance its PPA’s using sale-leaseback arrangements that are structured differently than the sale-leaseback transactions described above.  This was done to improve the overall economics of these financing transactions to the Company.  These new financing arrangements are structured such that they do not result in upfront revenue recognition, as the leaseback is classified as a capital lease.  While these newly structured sale-leaseback transactions were not entered into until the second quarter of 2016, the Company did enter into PPA’s with customers during the first quarter of 2016, which were subsequently financed with sale-leaseback transactions in the second quarter.  As of March 31, 2016 and subsequent to the sale-leaseback financing, the assets for these transactions remain on the Company’s consolidated balance sheet as assets under lease.

Form 8-K filed May 10, 2016

Exhibit 99.1

2.                                      You disclose adjusted total revenue, adjusted gross profit (loss), adjusted EBITDAS, adjusted net loss and adjusted diluted net loss per share, based on an individually tailored revenue recognition method which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016.  Please review this guidance when preparing your next earnings release

Company Response:

The Company has reviewed the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (the “May 2016 CDIs”).   While we disclose certain non-GAAP measures, including adjusted revenue, adjusted gross profit (loss), adjusted EBITDAS, adjusted net loss, and adjusted diluted net loss per share, we believe that these adjusted numbers are important to report in order to maintain comparability of and transparency in our results for investors.

As stated in our response to Comment 1, in 2016 the Company changed the manner in which it finances its PPA’s.  Instead of derecognizing the assets sold and recognizing revenue upfront, the Company has entered into capital lease arrangements with a third party financial institution that results in the assets sold remaining on the Company’s consolidated balance sheet and no upfront revenue recognition.  The two different recognition methods result in substantially different reported revenue, making it difficult to readily compare our results for 2016 periods to results for 2015 periods.  The non-GAAP measures are a result of adjusting revenue associated with PPA’s in the first quarter to reflect those transactions as if the PPA’s were financed under the same type of sale-leaseback arrangement used in 2015.  We believe this aids a reader of our financial results from both a comparability and transparency perspective, including with respect to better understanding deployment of and cost reductions in our fuel cell systems, two important metrics that investors use to assess the Company’s performance.  Further, we believe that not including the adjusted results could confuse the average investor trying to compare current results to prior period results.  In fact, analysts and investors have asked us to show our results as though we have continued to finance our PPA’s as we did in 2015.    We note that this particular use of non-GAAP measures is temporary.  We would expect to report adjusted results on this particular basis only for so long as comparisons to 2015 are relevant.

Question 100.04 of the May 2016 CDIs suggests that there could be instances where these types of adjusted revenue disclosures may be appropriate where they provide information that is useful to investors and are presented in a manner that is not misleading.  Our objective is to provide investors with greater visibility into our operating results and easier to understand period-to-period comparability.  We believe we can achieve that objective by presenting the non-GAAP measures together with expanded and clear disclosure of both the limited purpose of such measures and reasons why management believes they provide useful information to investors.  In light of the comparability and transparency issues discussed above, we would respectfully request that the Staff consider whether future disclosure of the non-GAAP measures on that basis would necessarily be inconsistent with the May 2016 CDIs or Rule 100(b) of Regulation G.

3.                                      Further, it does not appear that you have disclosed the reasons why management believes the presentation of each non-GAAP measure provides useful information to investors.  Please revise your presentation of any non-

GAAP measures in future filings to provide the information required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Company Response:

In future filings, we will disclose in both the body of our press release and the Selected Financial Data tables accompanying our press release the reasons why management believes the presentation of each non-GAAP measure provides useful information to investors as well as any additional disclosures necessary to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

4.                                      Lastly, we note that you present Adjusted EBITDAS, Adjusted net loss and Adjusted diluted net loss per share within the Selected Financial Data table without also presenting the most directly comparable GAAP measure with equal or greater prominence, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016.  Please review this guidance when preparing your next earnings release.

Company Response:

In future filings, when presenting non-GAAP measures within the Selected Financial Data table, including Adjusted EBITDAS, Adjusted net loss and Adjusted diluted net loss per share, we will also present the most directly comparable GAAP measure with equal or greater prominence.

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In addition, in connection with responding to the Staff’s comments, we acknowledge the following:

•                  The Company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning this matter, please contact me at 518-738-0319 or Gerard L. Conway, Jr. at 518-738-0281.

PLUG POWER INC.

By:	/s/ Paul B. Middleton
Name:	Paul B. Middleton
Title:	Chief Financial Officer

Cc:	Robert P. Whalen, Jr., Goodwin Procter LLP
Dean Geesler, KPMG LLP